UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION
                 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:             Fortress Pinnacle Investment Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  1251 Avenue of the Americas
                  16th Floor
                  New York, New York  10020

Telephone Number (including area code):

                  (212) 798-6100

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware  19801

With Copies of Notices and Communications to:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York  10036

Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [ ]     NO [x]

Additional Information:

Item 1.     Exact name of registrant:  Fortress Pinnacle Investment Fund LLC

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation: Delaware, July 24, 2002

Item 3. Form of organization of registrant: Delaware limited liability company

Item 4.     Classification of registrant:  Management company

Item 5.     The registrant is a closed-end, non-diversified company.

Item 6.     Name and address of each investment adviser of registrant:
            FIG Advisors LLC, 1251 Avenue of the Americas, New York, New York 10020

Item 7.     Manager:  Robert H. Gidel
            Officers:  Wesley R. Edens, Chief Executive Officer
                          Robert I. Kauffman, President
                          Randal A. Nardone, Vice President, Chief Operating
                              Officer and Secretary
                          Jeffrey R. Rosenthal, Chief Financial Officer
                              and Treasurer

Item 8.     Not Applicable

Item 9.     (a)  The registrant is not currently issuing and offering its securities directly to the public.
            (b)  Not Applicable
            (c) The registrant does not presently propose to make a public offering of its securities.
            (d) The registrant does not have any securities currently outstanding.
            (e)  Not Applicable

Item 10.    Current value of registrant's total assets:  $0

Item 11. The registrant has not and does not intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12.    Not Applicable




                                 SIGNATURE

        Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 10th day of October, 2002.

                                        FORTRESS PINNACLE
                                        INVESTMENT FUND LLC
                                            (Registrant)


                                        By:     /s/ Randal A. Nardone
                                           -------------------------------------
                                             Name:   Randal A. Nardone
                                             Title:  Vice President, Chief
                                                     Operating Officer and
                                                     Secretary



Attest:       /s/ Jeffrey R. Rosenthal
        ----------------------------------
        Name:   Jeffrey R. Rosenthal
        Title:  Chief Financial Officer
                and  Treasurer